Exhibit 12.1

RATIO OF EARNINGS TO FIXED CHARGES AND
RATIO OF EARNINGS TO COMBINED FIXED CHARGES AND PREFERRED STOCK DIVIDENDS

	Three Months Ended
	March 31,		Year Ended December 31,
	2012	2011	2011	2010	2009	2008	2007
	(dollars in millions)

Net income (loss) before income tax benefit (expense) and cumulative effect of changes in accounting principles	$563	$602	$(5,666)	$(14,882)	$(22,384)	$(44,564)	$(5,989)
Add:
Low-income housing tax credit partnerships	—	—	—	—	4,155	453	469
Total interest expense	18,069	20,968	79,988	92,131	22,150	33,332	38,482
Interest factor in rental expenses	1	1	4	5	7	8	7

Earnings (loss), as adjusted	$18,633	$21,571	$74,326	$77,254	$3,928	$(10,771)	$32,969

Fixed charges:
Total interest expense	$18,069	$20,968	$79,988	$92,131	$22,150	$33,332	$38,482
Interest factor in rental expenses	1	1	4	5	7	8	7
Capitalized interest	—	—	—	—	—	—	—

Total fixed charges	$18,070	$20,969	$79,992	$92,136	$22,157	$33,340	$38,489

Senior preferred stock and preferred stock dividends(1)	1,804	1,605	6,498	5,749	4,105	675	398

Total fixed charges including preferred stock dividends	$19,874	$22,574	$86,490	$97,885	$26,262	$34,015	$38,887

Ratio of earnings to fixed charges(2)	1.03	1.03	—	—	—	—	—

Ratio of earnings to combined fixed charges and preferred stock dividends(3)	—	—	—	—	—	—	—

(1)	Senior preferred stock and preferred stock dividends represent pre-tax earnings required to cover any senior preferred stock and preferred stock dividend requirements computed using our effective tax rate, whenever there is an income tax provision, for the relevant periods.
(2)	Ratio of earnings to fixed charges is computed by dividing earnings (loss), as adjusted by total fixed charges. For the ratio to equal 1.00, earnings (loss), as adjusted must increase by $5.7 billion, $14.9 billion, $18.2 billion, $44.1 billion, and $5.5 billion for the years ended December 31, 2011, 2010, 2009, 2008, and 2007, respectively.
(3)	Ratio of earnings to combined fixed charges and preferred stock dividends is computed by dividing earnings (loss), as adjusted by total fixed charges including preferred stock dividends. For the ratio to equal 1.00, earnings (loss), as adjusted must increase by $1.2 billion, $1.0 billion, $12.2 billion, $20.6 billion, $22.3 billion, $44.8 billion, and $5.9 billion for the three months ended March 31, 2012 and 2011 and for the years ended December 31, 2011, 2010, 2009, 2008, and 2007, respectively.